August 18, 2005


By Facsimile ((954) 759-5583) and U.S. Mail

Donn A. Beloff, Esq.
Greenberg Traurig, P.A.
401 East Las Olas Boulevard, Suite 2000
Fort Lauderdale, FL  33301

	Re:	nStor Technologies, Inc.
		Schedules 14D-9C filed July 28 and August 2, 2005
		Schedule 14D-9 filed August 5, 2005
		File No. 005-32709

Dear Mr. Beloff:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9

The Solicitation or Recommendation - Background, page 5
1. We note that the first contact between the Company and Parent occurred during the summer of 2004 when one of the Company`s sales representatives made a routine sales call. The next sentence of your disclosure states that on September 3, 2004, the parties signed a "standard" non-disclosure agreement. Expand your disclosure to explain how the discussions between the parties evolved from a routine sales call to the execution of a non-disclosure agreement. Describe any intervening contacts. Is the execution of such an agreement in these circumstances customary in your industry?
2. Also, generally revise this section to describe in greater detail the negotiations between the parties. For example, did you provide any financial projections to Xyratex? Did your management conduct interviews with Xyratex?
3. Please expand the disclosure regarding the negotiations with the
"privately held company" during January and February 2005. Describe, among other things, the extent of the negotiations and the persons that carried them out, the nature of the potential transaction, any valuations discussed by the two parties or proposed by the third party, the industry in which that third party operates, and the reasons for you to terminate the discussions. Provide similar disclosure regarding the discussions with a "public company" during late February 2005.
4. Describe the issues discussed by Mr. Gresham and Mr. Levy on February 17, 2005.
5. Revise the entry for April 4, 2005 to disclose the valuation proposed by Mr. Jaiven.
6. Please expand your disclosure of the May 6, 2005 meeting during which the parties agreed on "several material terms of a possible business combination." Which terms were agreed upon?
7. With respect to the proposed term sheet presented by Xyratex on May 13, 2005, please provide the per share value of the proposal. If that value is different from the tender offer price, please describe the events leading up to the tender offer price, including any adjustments made to the aggregate valuation.
8. Refer to the first full paragraph on page 7. Explain why the companies restructured the proposed transaction from an all-stock transaction to an all-cash one.
9. Expand your disclosure to describe the negotiation of the shareholder support and the change of control agreements.

The Solicitation or Recommendation - Reasons for the
Recommendation,
page 7
10. Refer to paragraph 4. Please disclose the range of valuations that potential investors had indicated was the true value of the company`s securities.
11. Refer to paragraph 5. Rather than state that the board considered strategic alternatives, describe those alternatives and the analyses of the board and the company`s management with respect to those alternatives.
12. We note in the section "Opinion of Financial Advisor" that the company`s management projected revenues and EBITDA to grow from $10.3 million and ($6.6 million) in 2004 to $75 million and $4.9 million in
2009, respectively. Please disclose what consideration the board gave to the growth in revenues and EBITDA over that five-year period in making its recommendation. That is, given these projected future financial results, why did the board consider it advisable and in the best interests of shareholders to sell nStor now?

Opinion of Financial Advisor

Valuation Overview, page 11
13. We note that Capitalink assigned weights to the discounted cash flow analysis, the comparable company analysis and the comparable transaction analysis. Please tell us, with a view toward revised disclosure, why Capitalink did not assign weight to the Stock Performance Review described on page 12.
14. We note that Capitalink`s fair opinion included as Schedule I to the Schedule 14D-9 notes that Capitalink has been engaged to assess the fairness of the Per Share Consideration being paid in the offer.
We also note the qualifier on page I-2 of the opinion (fourth full paragraph) that Capitalink is not expressing any opinion as to the "underlying valuation" of the Company. Please clarify the scope of the fairness advisor`s engagement in the Schedule 14D-9. That is, has
Capitalink necessarily determined an underlying valuation in assessing the fairness of this transaction? How does the Company`s "underlying value" differ from its fair value (on a per share basis)?
Company Financial Performance, page 11
15. Explain the meaning of the terms OEM and SI.

Comparable Company Analysis, page 13
16. Please revise to include the company`s ratios for each ratio presented for comparable companies. Also, explain the significance of the enterprise value ratios presented for nStor being higher than those of the other companies included in the analysis.
17. Please disclose the names of the comparable companies and the data underlying the analysis results. Similarly, disclose the names of the parties involved in the transactions used for the Comparable
Transaction Analysis and the data underlying that analysis.

Comparable Transaction Analysis, page 14
18. Explain why the acquisition of Chaparral Network Storage was excluded from the enterprise value-to-LTM revenue calculation.

Intent to Tender, page 15
19. Please quantify the number of shares you believe will be tendered in the offer by your executive officers, directors, affiliates or subsidiaries.

Schedule II
20. We note that you provided the information required by Rule
14f-1
as an annex to the Schedule 14D-9 but did not file it separately on
Edgar. Please tell us what consideration you gave to filing the document on Edgar using the header tag "SC14F1." Refer to the Edgar
Filer Manual, which is available on our website at www.sec.gov.

Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Christina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


						Sincerely,




						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers & Acquisitions

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Donn A. Beloff, Esq.
Greenberg Traurig, P.A.
August 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE